                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)

                          Century Properties Fund XVIII
                          -----------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO Properties, L.P. -- Offeror
                        ---------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
                            -------------------------
                           (Title of Class Securities)

                                      None
                                      ----
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee


Transaction valuation*                                  Amount of filing fee
----------------------                                  --------------------
$3,562,975                                              $712.60

* For purposes of calculating the fee only. This amount assumes the purchase of 37,505 units of limited partnership interest of the subject partnership for $95 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $712.60          Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO    Date Filed: August 9, 2000

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 AIMCO PROPERTIES, L.P.
                 84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                 --

8.       SHARED VOTING POWER

                 10,518.50 Units

9.       SOLE DISPOSITIVE POWER

                 --

10.      SHARED DISPOSITIVE POWER

                 10,518.50 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,518.50 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 13.59%

14.      TYPE OF REPORTING PERSON

                 PN

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                 --

8.       SHARED VOTING POWER

                 10,518.50 Units

9.       SOLE DISPOSITIVE POWER

                 --

10.      SHARED DISPOSITIVE POWER

                 10,518.50 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,518.50 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 13.59%

14.      TYPE OF REPORTING PERSON

                 CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                 84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                 --

8.       SHARED VOTING POWER

                 37,495 Units

9.       SOLE DISPOSITIVE POWER

                 --

10.      SHARED DISPOSITIVE POWER

                 37,495 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 37,495 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 49.49%

14.      TYPE OF REPORTING PERSON

                 CO

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 INSIGNIA PROPERTIES, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                 --

8.       SHARED VOTING POWER

                 26,976.50 Units

9.       SOLE DISPOSITIVE POWER

                 --

10.      SHARED DISPOSITIVE POWER

                 26,976.50 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 26,976.50 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 35.9%

14.      TYPE OF REPORTING PERSON

                 PN

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                 --

8.       SHARED VOTING POWER

                 26,976.50 Units

9.       SOLE DISPOSITIVE POWER

                 --

10.      SHARED DISPOSITIVE POWER

                 26,976.50 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 26,976.50 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 35.9%

14.      TYPE OF REPORTING PERSON

                 CO

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 MADISON RIVER PROPERTIES, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                 --

8.       SHARED VOTING POWER

                 5,259.50 Units

9.       SOLE DISPOSITIVE POWER

                 --

10.      SHARED DISPOSITIVE POWER

                 5,259.50 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,259.50 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 7.0%

14.      TYPE OF REPORTING PERSON

                 OO

                   AMENDMENT NO. 2 TO TENDER OFFER STATEMENT/
                        AMENDMENT NO. 19 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 2 to the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Century Properties Fund XVIII (the "Partnership"); and (b) Amendment No. 19 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 28, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corporation ("IFGP"), Insignia NPI, L.L.C. ("NPI"), Riverside Drive, L.L.C. ("Riverside") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on January 30, 1996, by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial") and Insignia Properties Corporation ("IPC"), (ii) Amendment No. 2, filed with the Commission on February 20, 1996, by Insignia, IFGP, NPI, Riverside, Commercial and IPC, (iii) Amendment No. 3, filed with the Commission on January 10, 1997, by Insignia, Commercial, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on December 17, 1997, by Madison River Properties, L.L.C. ("Madison River"), Insignia, IPLP, IPT, and Andrew L. Farkas,
(v) Amendment No. 5 filed with the Commission on December 18, 1997, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on January 15, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on January 26, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas,
(viii) Amendment No. 8, filed with the Commission on February 2, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on March 12, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on October 26, 1998, by Madison River, IPLP, IPT, AIMCO Op, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (xi) Amendment No. 11, filed with the Commission on June 2, 1999, by Madison River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xii) Amendment No. 12, filed with the Commission on July 1, 1999, by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiii) Amendment No. 13, filed with the Commission on August 6, 1999, by Madison River, AIMCO/IPT, IPLP, AIMCO OP AIMCO-GP, and AIMCO, (xiv) Amendment No. 14, filed with the Commission on November 17, 1999, by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xv) Amendment No. 15, dated December 16, 1999, by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xvi) Amendment No. 16, dated January 10, 2000, by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xvii) Amendment No. 17, dated August 7, 2000 by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xviii) Amendment No. 18, dated September 7, 2000 by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

                                   ----------

Item 12.  Exhibits.

     (a)(1)    Offer to Purchase, dated August 8, 2000. (Previously filed.)

     (a)(2) Letter of Transmittal and related Instructions. (Previously filed.)

     (a)(3) Letter, dated August 8, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

     (a)(4) Supplement to Offer to Purchase, dated September 7, 2000. (Previously filed.)

     (a)(5) Letter, dated August 30, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

     (a)(6)    Press release, dated September 5, 2000. (Previously filed.)

     (a)(7) Letter, dated September 18, 2000, from AIMCO OP to the limited partners of the Partnership.

     (a)(8)    Press release, dated September 21, 2000.

     (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

     (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

     (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, is incorporated herein by this reference.)

     (d)       Not applicable.

     (g)       Not applicable.

     (h)       Not applicable.

     (z)(1) Agreement of Joint Filing, dated November 15, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and Madison River. (Previously filed.)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 21, 2000

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                      (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                    Executive Vice President

                                             AIMCO/IPT, INC.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                      Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By: AIMCO/IPT, INC.
                                                      (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                      Executive Vice President

                                             MADISON RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                      Executive Vice President

                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                      Executive Vice President

                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                      Executive Vice President

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 (a)(1)        Offer to Purchase, dated August 8, 2000. (Previously filed.)

 (a)(2)        Letter of Transmittal and related Instructions. (Previously filed.)

 (a)(3)        Letter, dated August 8, 2000, from AIMCO OP to the limited partners of the Partnership.
               (Previously filed.)

 (a)(4)        Supplement to Offer to Purchase, dated September 7, 2000. (Previously filed.)

 (a)(5)        Letter, dated August 30, 2000, from AIMCO OP to the limited partners of the
               Partnership. (Previously filed.)

 (a)(6)        Press release, dated September 5, 2000. (Previously filed.)

 (a)(7)        Letter, dated September 18, 2000, from AIMCO OP to the limited partners of the
               Partnership.

 (a)(8)        Press release, dated September 21, 2000.

 (b)(1)        Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union
               National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16,
               1999, is incorporated herein by this reference.)

 (b)(2)        Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO
               Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank.
               (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

 (b)(3)        First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of
               April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative
               Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's
               Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, is incorporated herein by this reference.)

 (d)           Not applicable.

 (g)           Not applicable.

 (h)           Not applicable.

 (z)(1)        Agreement of Joint Filing, dated November 15, 1999, among AIMCO,
               AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and Madison River. (Previously filed.)